UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 13, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 6, 2026.

E-NOTA-20261113-64135

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

A3 Mercados S.A. (A3 Markets)

Re: Material Fact. Approval of RIGI Projects

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”), in compliance with the regulations of the Argentine Securities and Exchange Commission and the applicable rules of the Buenos Aires Stock Exchange and A3 Markets.

We hereby inform you that, on November 12, 2026, pursuant to Resolutions No. 1976/2026 and No. 1977/2026 issued by the Argentine Ministry of Economy and published in the Official Gazette of the Argentine Republic on the date hereof, the applications submitted by Midstream de Gas del Sur S.A. (“MGS”) and Procesadora de Gas del Sur S.A. (“PGS”) for admission to the Large Investment Incentive Regime (Régimen de Incentivo para Grandes Inversiones – “RIGI”) were approved.

Said companies were incorporated by tgs for the purpose of participating in the RIGI and developing the NGLs Project, which was previously disclosed to the market in a material fact notice dated June 10, 2026. In both cases, admission to the RIGI is effective as of October 14, 2026.

Yours sincerely.

Hernán Diego Flores Gómez

    Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 13, 2026.